Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum Direct Dial: 202-239-3346 E-mail: david.baum@alston.com

October 15, 2018

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Keith A. Gregory and Kathy Churko

Re:	Northern Lights Fund Trust II (the “Trust” or “Registrant”) Form N-14, filed on August 7, 2018 File Number 333-226658

Ladies and Gentlemen:

This letter is in response to the accounting comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on August 30, 2018 (the “Accounting Comments”), and legal comments provided by the Staff via telephone on August 31, 2018 (the “Legal Comments,” and, together with the Accounting Comments, the “Comments”) relating to the Form N-14 filed on August 7, 2018 regarding the reorganization (the “Reorganization”) of the Regal Total Return Fund (the “Acquired Fund”), a series of Investment Managers Series Trust II, into the North Star Opportunity Fund (the “Acquiring Fund” and together with the Acquired Fund, collectively referred to as the “Funds”), a series of the Trust. A Form N-14/A reflecting these changes will be filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement filed on Form N-14 will be updated in response to the Staff’s Comments. Defined terms not defined herein have the same meaning as defined in the Documents.

U.S. Securities and Exchange Commission October 15, 2018 Page 2

ACCOUNTING COMMENTS

Questions and Answers

Comment #1

Question – Why is the Reorganization occurring?

Please explain how both companies would deal with the conflicts of interest that may result from Mr. Tassoni’s status as CIO and Chairman of the Investment Committee of Regal and an IA Rep for North Star.

Response #1

In his role as portfolio manager for the North Star Opportunity Fund, Mr. Tassoni will be part of a team responsible for making investment decisions for the Fund. As a result, Mr. Tassoni will not have sole investment authority over any of the Fund purchase and sale decisions. In addition, Mr. Tassoni will not have investment responsibility of any other mutual fund. As CIO and Chairman of the Investment Committee for Regal, Mr. Tassoni oversees a number of investment strategies that, from time to time, may have some investment positions held by the North Star Opportunity Fund. Mr. Tassoni may make investment decisions for these strategies that would be similar to, or inconsistent with, investment decisions made by North Star for the North Star Opportunity Fund. North Star’s Chief Compliance Officer will monitor the Regal strategies to identify any inconsistencies between these portfolios and the North Star Opportunity Fund, and to mitigate any potential conflicts of interest. The Registrant has added the following language throughout the Documents to clarify that North Star’s Chief Compliance Officer will monitor Regal’s strategies to avoid conflicts of interests:

Following the Reorganization, Mr. Tassoni will remain the Chief Investment Officer of Regal and Chairman of its Investment Committee, subject to Regal’s compliance policies and procedures and code of ethics, but will also be an investment adviser representative of North Star and a portfolio manager for the combined Fund. In his capacity as an investment adviser representative of North Star and one of the portfolio managers of the combined Fund, Mr. Tassoni will be a supervised person of North Star subject to its compliance policies and procedures and code of ethics and will be compensated by North Star with a fixed salary that is set by reference to industry standards and bonus based on the profitability of North Star.. North Star’s Chief Compliance Officer will monitor the portfolio and strategies managed by Regal and overseen by Mr. Tassoni to mitigate any potential conflicts of interests.

Comment #2

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Will Mr. Tassoni also be subject to the compliance policies and procedures and code of ethics of Regal?

Response #2

The Registrant confirms that Mr. Tassoni will be subject to the compliance policies and procedures of Regal. The Registrant has updated the language throughout the Documents to reflect this fact, as shown in Response #1 above.

Question – How will the Reorganization affect me as a shareholder?

Comment #3

Supplementally please explain whether the Funds will be parallel pricing in order to determine that the valuation difference is not material. Also any other valuation procedures that are in place to make sure that there is not a material difference.

Response #3

The Registrant confirms to the Staff that the Funds will not be parallel pricing and that there are no other additional valuations procedures in place as the Acquired Fund holds only exchange traded equity securities for which market quotations are generally readily available.

Question – Will the Reorganization result in any federal tax liability to me?

Comment #4

Please confirm that the Acquiring Fund will be in compliance with its stated policies and procedures and investment objective immediately following the Reorganization.

Response #4

The Registrant confirms to the Staff that the Acquiring Fund will be in compliance with its stated policies and procedures and investment objective immediately following the Reorganization.

Combined Prospectus/Proxy Statement

Comparison Fee Table and Example; Portfolio Turnover

Comment #5

Please add disclosure to the narrative preceding the Fee Table that the Acquiring Fund also offers Class I shares but that they are not participating in the Reorganization. Please add the disclosure that here and in the pro forma financial statements.

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Response #5

The Registrant has added the requested disclosure in response to the Staff’s Comment.

Comment #6

In the headings above the Fee Table, please put Regal Total Return Fund above Acquired Fund and North Star Opportunity Fund above the Acquiring Fund and the third column as well.

Response #6

The Registrant has added the requested disclosure in response to the Staff’s Comment.

Comment #7

In Footnote #5 to the Fee Table, will the ability of Regal to seek reimbursement terminate with the Reorganization or will they be able to recoup from the combined Fund?

Response #7

The Registrant confirms that Regal’s ability to seek reimbursement will terminate as a result of the Reorganization and has added the following disclosure in response to the Staff’s Comment:

The ability of Regal to seek reimbursement will terminate upon closing of the Reorganization.

Comparison of Performance

Comment #8

The presentation of the performance disclosure is different between the Acquired and Acquiring Funds and you might want to consider making the presentation consistent.

Response #8

The Registrant has made the performance disclosures consistent for each Fund. The Registrant further notes to the Staff that the bar charts for each Fund will vary in their presentation as they are provided by different fund administrators.

Key Information About the Reorganization—Tax Capital Loss Carryforwards

Comment #9

The disclosure states, “Since the Reorganization is not expected to close until October 26, 2018, the capital loss carryforwards and limitations described above may change between now and

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the completion of the Reorganization.” Will the narrative change between now and the closing because the Staff did not see any loss carryforwards quantified? Any tax loss carryforwards should be quantified or there should be disclosure that there are none.

Response #9

The Registrant confirms to the Staff that the Acquired Fund did not have a capital loss carryforward at the end of the Acquired Fund’s March 31, 2018 fiscal year and the Acquired Fund has booked realized gains for the current fiscal year. Therefore, the Registrant has deleted the disclosure in question in response to the Staff’s Comment and added disclosure that there are no capital loss carryforwards.

Key Information About the Reorganization—Capitalization

Comment #10

The table is not dated appropriately because the financial statements are not dated appropriately. Further, the shares outstanding do not add across so the staff would expect to see adjustments in the table with a footnote explaining the adjustments.

Response #10

The Registrant has corrected the date of the table to May 31, 2018 and has included the Acquiring Fund’s May 31, 2018 unaudited semi-annual financial statements. Further, the Registrant has corrected the shares outstanding and adjustments in the table in response to the Staff’s Comment.

Statement of Additional Information

Pro Forma Financial Information

Comment #11

Under “Note 1 – Reorganization,” the pro forma financial information should be dated as of the most recent period for which a balance sheet is required that would be the most recent annual or semi-annual report of the acquiring fund. And the financial statements included in the filing must be within 245 days of the effective date.

Response #11

The Registrant has updated the pro forma financial information and the financial statements as of May 31, 2018.

Comment #12

Under “Note 1 – Reorganization,” please include the number for shares exchanged.

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Response #12

The Registrant has updated the disclosure to include the number for shares exchanged as follows:

Acquired Fund Share Class		Acquiring Fund Share Class

Acquired Fund	Shares Exchanged	Acquiring Fund
Class A	2,781,711	Class A

Comment #13

Under “Note 2 – Net Assets,” please include disclosure that these are the net assets only of Class A of the Acquiring Fund and not the whole Fund.

Response #13

In response to the Staff’s Comment, the Registrant has added disclosure clarifying that the net assets are only of Class A of the Acquiring Fund and not the whole Acquiring Fund.

Comment #14

Under “Note 3 – Pro Forma Adjustments,” please disclose any significant changes in existing contracts resulting from the merger.

Response #14

The Registrant confirms to the Staff that there have been no significant changes in existing contracts resulting from the merger.

Comment #15

Under “Note 3 – Pro Forma Adjustments,” please disclose any changes to significant accounting policies and if any, which also would include investment valuation.

Response #15

The Registrant confirms to the Staff that there have been no significant changes to accounting policies, including investment valuation.

Comment #16

Under “Note 3 – Pro Forma Adjustments,” please disclose any changes to significant accounting policies and if any, which also would include investment valuation.

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Response #16

The Registrant confirms to the Staff that there have been no significant changes to accounting policies, including investment valuation.

Comment #17

Under “Note 3 – Pro Forma Adjustments,” please include numbers and complete the table.

Response #17

The Registrant has completed the table as follows:

Acquiring Fund Expense Category	Increase (Decrease) in Expense	Basis Point (bp) Effect
Advisory agreement fees	$ 122,852	2.00 bps
Service agreement fees	$0	0.00 bps

.

Comment #18

Under “Note 3 – Pro Forma Adjustments,” please disclose if there are any adjustments for other expenses or economies of scale.

Response #18

The Registrant confirms to the Staff that there are no other adjustments for other expenses or economies of scale and has added disclosure regarding that fact.

Comment #19

Under “Note 3 – Pro Forma Adjustments,” please disclose the capital loss carryforwards as of the most recent fiscal year end of each company and also please add disclosure that no portfolio repositioning is expected to occur as a result of the transaction.

Response #19

The Registrant has added the following disclosure to Note 3 in response to the Staff’s Comment:

The Acquired Fund did not have a capital loss carryforward at the end of the Acquired Fund’s March 31, 2018 fiscal year. Further, no portfolio repositioning of either Acquired or Acquiring Fund is expected to occur as a result of the Reorganization.

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LEGAL COMMENTS

General Comments

Comment #1

Please update and or complete any missing information or information in brackets in the next filing of the registration statement for example shareholder ownership information.

Response #1

The Registrant confirms that any missing or bracketed disclosure will be included in the subsequent filing of the Registration Statement.

Comment #2

Please note that Comments made in one section of the Registration Statement are applicable to the remainder of the disclosure in the Registration Statement where appropriate.

Response #2

The Registrant confirms that changes made in response to the Staff’s Comments will be made consistently throughout the Registration Statement.

Comment #3

Please include disclosure required by Item 23 of Schedule 14A with respect to delivery of certain documents to shareholders who share an address (householding).

Response #3

The Registrant has included disclosure required by Item 23 of Schedule 14A with respect to delivery of certain documents to shareholders who share an address (householding).

Comment #4

Please file an actual executed legal opinion with respect to the legality of shares with the next filing of the registration statement, note that the legal opinion must be filed prior to the effective date of the registration statement.

Response #4

The Registrant has included an executed legality of shares opinion with the original Registration Statement filed on Form N-14.

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Comment #5

Please ensure to file an actual executed tax opinion on Form POS EX within a reasonable time after the closing of the Reorganization.

Response #5

The Registrant confirms to the Staff that it will file an actual executed tax opinion on Form POS EX within a reasonable time after the closing of the Reorganization.

Questions and Answers

Question – What are the primary differences between the objectives, principal investment strategies and investment restrictions of the Acquired Fund and the Acquiring Fund?

Comment #6

Please disclose any primary differences in the risk factors between the Funds such as investments in municipals and derivatives and revise the Question accordingly to add “Risks.”

Response #6

In response to the Staff’s comment, the Registrant has revised the question as follows “What are the primary differences between the objectives, principal investment strategies, principal risks and investment restrictions of the Acquired Fund and the Acquiring Fund?” Further, the Registrant has added the following language:

The Funds have substantially similar principal risks, however there are certain risks disclosed in the Acquired Fund’s prospectus that are not specifically addressed in the Acquiring Fund’s prospectus. These risks include: Emerging Market Risk, Call Options Risk, Derivatives Risk, ETF Risk, Commodities Risk, Liquidity Risk, Portfolio Turnover Risk, Management and Strategy Risk and Sector Focus Risk. Likewise, there are certain risks disclosed in the Acquiring Fund’s prospectus that are not specifically addressed in the Acquired Fund’s prospectus. These risks include: Flexible Strategy Risk, Municipal Securities Risk and Cyber Security Risk. Additionally, the Acquiring Fund addresses Credit Risk as a separate risk, whereas this risk is disclosed in the Acquired Fund’s prospectus as a part of the Acquired Fund’s “Fixed Income Risk.” Likewise, the Acquiring Fund addresses ADR Risk as a separate risk, whereas this risk is disclosed in the Acquired Fund’s prospectus as a part of the Acquired Fund’s “Foreign Investment Risk.” The last primary difference between the principal risks of the Acquired Fund and the Acquiring Fund is that the Acquired Fund discloses ETFs Underlying Strategy Risks that includes Commodities Risk, Fixed Income Risk and High Yield (“Junk”) Bond Risk, whereas the Acquiring Fund discloses (with the exception of Commodities Risk) the same risks as separate risks related to direct investments, rather than indirect

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investments through ETFs. These differences primarily relate to the views of the respective advisers of the Acquired Fund and the Acquiring Fund as to what they consider to be principal risks of their respective Fund.

Question – Will the Reorganization result in new or higher fees for shareholders?

Comment #7

The first sentence of the first paragraph of the Answer states, “The Reorganization is expected to result in a lower gross expense ratio for shareholders of both Funds over time although the advisory fee for the Acquiring Fund is slightly higher than that of the Acquired Fund.” Please revise sentence one of this Q&A because the gross total annual operating expenses are the same for the Acquiring Fund before and after the Reorganization as disclosed in the Fee Table [1.70%]. In addition, please delete the phrase “over time” or explain why it is appropriate.

Response #7

In response to the Staff’s comment, the Registrant has revised the first sentence as follows:

The Reorganization is expected to result in a lower gross expense ratio for shareholders of the Acquired Fund although the advisory fee for the Acquiring Fund is higher than that of the Acquired Fund.

Comment #8

Also in Sentence One, please replace “slightly higher” with “higher” as a 10 basis point difference in the advisory fee may be deemed significant. Please make conforming changes throughout the Registration Statement.

Response #8

The Registrant has made the requested change. Please see the response to Legal Comment #7 above.

Comment #9

In the second paragraph, please disclose the Acquired Fund’s current total annual operating expense figure before fee waivers [2.26%] as is done for the Acquiring Fund pre-Reorganization.

Response #9

In response to the Staff’s comment, the Registrant has added the following disclosure:

The Acquired Fund’s total annual operating expenses as of September 30, 2018 were 2.06% (inclusive of underlying acquired fund fees and expenses which are excluded from the fee cap).

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Comment #10

In the second paragraph, please disclose the total annual operating expenses after the fee waiver for the Acquiring Fund post reorganization.

Response #10

In response to the Staff’s comment, the Registrant has added the following disclosure:

After consummation of the Reorganization, the Acquiring Fund’s total annual operating expenses after the fee waiver are expected to be 1.58% (inclusive of underlying acquired fund fees and expenses which are excluded from the fee cap).

Comment #11

In the last sentence of the second paragraph, please also include disclosure stating that there is no guarantee that the new North Star fee waiver will continue after its expiration date.

Response #11

In response to the Staff’s comment, the Registrant has added the following disclosure:

Although North Star intends to renew the expense limitation agreement after its expiration, there is no guarantee that the new North Star fee waiver will continue after its expiration date.

Question – Who will benefit from the Reorganization?

Comment #12

Please explain in narrative disclosure how the information described in this section are benefits to shareholders of the Acquiring Fund or the Acquired Fund or any other party as a result of the reorganization or delete the disclosure.

Response #12

In response to the Staff’s comment, the Registrant deleted this Q&A.

Question – Will shareholders have to pay any sales load, commission or other similar fee in connection with the Reorganization?

Comment #13

Please clarify whether sales loads and redemption or other charges and fees will apply to the Acquired Fund shareholders after consummation of the Reorganization. Please also clarify

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whether the holding periods for redemption fees on the new Class A shares of the Acquiring Fund will be calculated to include the original purchase dates of those shares from the Acquired Fund for former Acquired Fund shareholders.

Response #13

In response to the Staff’s comment, the Registrant has revised the disclosure as follows:

Shareholders will not pay any sales load, commission, redemption fee or other similar fee in connection with the Reorganization. Further, the holding periods for redemption fees on the new Class A shares of the Acquiring Fund will be calculated to include the original purchase dates of those shares from the Acquired Fund for former Acquired Fund shareholders.

Question – How do I cast my vote?

Comment #14

Please clarify that you can cast your vote by attending the Special Meeting.

Response #14

The Registrant has made the requested change.

Combined Prospectus/Proxy Statement

Comment #15

In the first paragraph on the cover page, the disclosure states, “Failure of any of the conditions to closing as described in the Plan may result in the Reorganization not being completed. If the Reorganization is not completed, it is expected that the Acquired Fund and the Acquiring Fund will continue to operate . . .” Please disclose any other consequences of the Reorganization not being completed. For example, the Acquired Fund will be liquidated.

Response #15

The Registrant has revised the disclosure as follows, consistent with disclosure elsewhere in the Prospectus:

Failure of any of the conditions to closing as described in the Plan may result in the Reorganization not being completed. If the Reorganization is not completed, the IMST II Board will consider other possible courses of action in the best interests of shareholders, including continuation of the Acquired Fund as is, the Acquired Fund’s liquidation or seeking shareholder approval of amended proposals. ~~it is~~

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~~expected that the Acquired Fund and the Acquiring Fund will continue to operate as separate series of IMST II.~~

Comment #16

In the first paragraph on the cover page, the disclosure states, “If the Reorganization is not completed, it is expected that the Acquired Fund and the Acquiring Fund will continue to operate as separate series of IMST II.” Please revise this sentence for accuracy.

Response #16

The Registrant has revised the disclosure as follows:

If the Reorganization is not completed, the IMST II Board will consider other possible courses of action in the best interests of shareholders, including continuation of the Acquired Fund as is, the Acquired Fund’s liquidation or seeking shareholder approval of amended proposals. Further, if the Reorganization is not completed the Acquiring Fund will continue to operate as a separate series of NLFT II.

Overview

Comment #17

Where the disclosure states “North Star Investment Management Corp. (“North Star”), the investment adviser to the Acquiring Fund, and Regal Investment Advisors, LLC (“Regal”), the investment adviser to the Acquired Fund, will be responsible for the costs of the Reorganization.” Please include in that sentence “regardless of whether the Reorganization occurs” if accurate.

Response #17

The Registrant has made the requested change.

Comment #18

Where the disclosure states “The IMST II Board, the NLFT II Board, Regal and North Star each believe that greater economies of scale and efficiencies may be attained by combining the assets of the Funds.” Please include more specific reasons why the Boards believe that the combination of the Funds’ assets are beneficial to shareholders rather than generic reasons such as “economies of scale and efficiencies.” For example, elimination of duplicative products or significant redemptions if true.

Response #18

The Registrant has added the following disclosure in response to the Staff’s Comment:

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The IMST II Board, the NLFT II Board, Regal and North Star each believe that greater economies of scale and efficiencies may be attained by combining the assets of the Funds. In a mutual fund combination transaction like the Reorganization, the potential for achieving economies of scale results from the greater asset size of the combined Fund. Each Fund bears certain fixed costs that will be spread out over a larger asset base in the combined Fund, therefore reducing the impact on the Funds and potentially reducing the combined Fund’s expense ratio.

Comment #19

Where the disclosure states “(iv) the Acquired Fund may engage in active trading of portfolio securities (e.g., an annual portfolio turnover of greater than 100%), while the Acquiring Fund does not typically engage in active trading.” In item (iv) you indicate that the Acquiring Fund does not typically engage in active trading, however the prospectus disclosure for that Fund indicates that the Acquiring Fund may engage in opportunistic trading that may result in a high frequency of transactions. Please revise the disclosure as appropriate and make conforming changes in the Section titled “Summary Comparison of Funds and Principal Risks.”

Response #19

The Registrant has made the requested change.

Comment #20

Where the disclosure states “The IMST II Board, including a majority of the Trustees who are not interested persons of the Acquired Fund, believes that the terms of the Reorganization are fair and reasonable . . .” Elsewhere in the Registration Statement, you indicate that the Board has concluded or believes that the Reorganization is in the best interests of shareholders as opposed to “fair and reasonable” as disclosed here. Please address this inconsistency and make conforming changes throughout the Registration Statement.

Response #20

The Registrant does not believe the disclosures noted are inconsistent as they are referring to two distinct matters, and therefore, the disclosure has not been revised. The term “fair and reasonable” refers to the IMST II Board’s determination with respect to the terms of the Reorganization and the term “best interests of shareholders” refers to the IMST II Board’s determination with respect to the Acquired Fund’s participation in the Reorganization generally. Summary Comparison of Funds and Principal Risks

Comment #21

Where the disclosure states “i) the Acquired Fund may invest in exchange-traded funds (“ETFs”) as a part of its principal investment strategy, while the Acquiring Fund’s principal investment strategy does not specify this same approach; in particular, the Acquired Fund obtains

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exposure to fixed income securities through ETFs, while the Acquiring Fund generally invests in fixed income securities directly.” Please also revise the disclosure to indicate that the Acquired Fund gains exposure to currencies through ETFs while the Acquiring Fund does not.

Response #21

The Registrant has made the requested change.

Comment #22

Where the disclosure states “the Acquiring Fund’s principal investment strategy does not specify this same approach.” For clarity, please revise the disclosure to replace “does not specify this same approach” or “does not specifically address these investments” with “does not use these strategies” or similar disclosure.

Response #22

The Registrant has replaced the phrase with “does not specifically address these investments.”

Comment #23

Under the heading “Principal Investments Risks,” please include a comparison the principal risks in this paragraph. It is not enough to merely disclose the principal risks of each Fund side by side.

Response #23

In response to the Staff’s comment, the Registrant has added the following language:

The Funds have substantially similar principal risks, however there are certain risks disclosed in the Acquired Fund’s prospectus that are not specifically addressed in the Acquiring Fund’s prospectus. These risks include: Emerging Market Risk, Call Options Risk, Derivatives Risk, ETF Risk, Commodities Risk, Liquidity Risk, Portfolio Turnover Risk, Management and Strategy Risk and Sector Focus Risk. Likewise, there are certain risks disclosed in the Acquiring Fund’s prospectus that are not specifically addressed in the Acquired Fund’s prospectus. These risks include: Flexible Strategy Risk, Municipal Securities Risk and Cyber Security Risk. Additionally, the Acquiring Fund addresses Credit Risk as a separate risk, whereas this risk is disclosed in the Acquired Fund’s prospectus as a part of the Acquired Fund’s “Fixed Income Risk.” Likewise, the Acquiring Fund addresses ADR Risk as a separate risk, whereas this risk is disclosed in the Acquired Fund’s prospectus as a part of the Acquired Fund’s “Foreign Investment Risk.” The last primary difference between the principal risks of the Acquired Fund and the

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Acquiring Fund is that the Acquired Fund discloses ETFs Underlying Strategy Risks that includes Commodities Risk, Fixed Income Risk and High Yield (“Junk”) Bond Risk, whereas the Acquiring Fund discloses (with the exception of Commodities Risk) the same risks as separate risks related to direct investments, rather than indirect investments through ETFs. These differences primarily relate to the views of the respective advisers of the Acquired Fund and the Acquiring Fund as to what they consider to be principal risks of their respective Fund.

Comparison of Distribution and Purchase and Redemption Procedures

Comment #24

In the table, under the heading “Class A Shares Purchases,” please also reference the chart for the Acquiring Fund with respect to Class A shares purchases.

Response #24

The Registrant has made the requested change.

Comment #25

In the table, under the heading “Reducing your Class A Sales Charge,” please add the following “Please see Appendix A to the Acquired Fund’s prospectus regarding these particular front-end sales load waivers or CDSC waivers from Charles Schwab & Co., Inc., National Financial Services Corporation, TD Ameritrade Institutional and Pershing LLC,” where the disclosure states the following for the Acquired Fund, “The availability of certain sales charge waivers and discounts will depend on whether you purchase your shares directly from the Acquired Fund or through a financial intermediary. Financial intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or CDSC waivers.”

Response #25

The Registrant has made the requested change.

Comment #26

In the table, under the heading “Letters of Intent and Quantity Discounts,” please compare each category of letters of intent and quantity discounts on the same side by side basis for each Fund. For example, please compare breakpoints on sales loads for both Funds across from each other. In this regard we note that breakpoints for the Acquired Fund are disclosed across from Letters of Intent for the Acquiring Fund.

Response #26

The Registrant has made the requested change.

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Comparison Fee Table and Example; Portfolio Turnover

Comment #27

Please confirm that the fee tables reflect the actual current fees for the Funds.

Response #27

The Registrant has updated the fee table with respect to the Acquired Fund and Acquiring Fund (both current and pro forma numbers) as of September 30, 2018 in response to the Staff’s Comment.

Comment #28

In the Fee Table, please provide the basis on which sales loads and redemption fees are calculated in the Form required by Item 3 of Form N-1A.

Response #28

The Registrant has made the requested change.

Comment #29

In the Expense Example, please include disclosure in the example narrative that the Example calculations include the fee waivers for each Fund for as long as they are expected to continue or similar disclosure.

Response #29

The Registrant has made the requested change.

Comparison of Performance

Comment #30

Please provide the standard bar chart narrative for the Acquired Fund including that sales loads are not reflected and if those amounts were reflected returns would be lower (see Instruction 1 to Item 4(b)(2) of Form N-1A).

Response #30

The Registrant has added the following disclosure in response to the Staff’s Comment:

The bar chart and table below provide some indication of the risks of investing in the Acquired Fund by showing changes in the Acquired Fund’s performance from year to year and by showing how the average annual total

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returns of the Acquired Fund compare with the average annual total returns of a broad-based market index. Updated performance information is available at the Acquired Fund’s website, www.regaltrx.com, or by calling the Acquired Fund at 1-844-66REGAL (844-667-3425). The Acquired Fund’s past performance, before and after taxes, is not necessarily an indication of how the Acquired Fund will perform in the future. Sales loads are not reflected in the bar chart, and if those charges were included, returns would be less than those shown.

Key Information About the Reorganization

Comment #31

In the first paragraph of this section the disclosure states, “The following summary is qualified in its entirety by reference to Appendix A.” Please delete this sentence, all material terms of the plan must be described in the proxy/prospectus. If not, please revise the proxy/prospectus to include all material terms.

Response #31

The Registrant has made the requested change and deleted the sentence.

Board Considerations

Comment #32

With respect to Board Considerations, please include disclosure indicating whether the IMST II Board considered the following matters or supplementally explain why it did not:

1)	The potential impact on the Acquiring Fund’s gross and net expenses if the fee waiver is not continued after March 31, 2021.
2)	The likelihood that the Acquiring Fund’s assets may not rise to over $100 million within a reasonable period after the closing of the Reorganization so that the advisory fee would not be lowered to 0.90%.
3)	Any other adverse consequences of the Reorganization.

Response #32

The “Board Considerations” section of the Prospectus includes a discussion of the material considerations of the IMST II Board in making its determination to recommend the Reorganization to shareholders at the Board’s July 19, 2018, meeting.

With respect to 1) above, the IMST II Board acknowledged that if the Acquiring Fund’s expense limitation agreement is not continued after March 31, 2021, it is possible the Acquiring

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Fund’s gross expenses at that time could be higher than the Acquired Fund’s current expenses net of fee waivers. The IMST II Board also acknowledged that the term of North Star’s fee waiver with respect to the Acquiring Fund is longer than the current term of Regal’s fee waiver with respect to the Acquired Fund, and that there is no guarantee that either North Star or Regal (if the Reorganization does not occur) will extend the current respective fee waiver beyond its current term. The following has been added to the “Board Considerations” section:

• That the term of North Star’s expense limitation agreement with respect to the Acquiring Fund is longer than the current term of Regal’s expense limitation agreement with respect to the Acquired Fund; that there is no guarantee that North Star or Regal (if the Reorganization does not occur) will extend its respective expense limitation agreement beyond its current term; and that if North Star’s expense limitation agreement is not continued after March 31, 2021, it is possible the Acquiring Fund’s total expenses at that time could potentially be higher than the Acquired Fund’s current expenses (net of fee waivers);

With respect to 2) above, the IMST II Board acknowledged that if the Acquiring Fund’s assets do not exceed the $100 million breakpoint, the Acquiring Fund’s management fee (1.00%) will continue to be ten basis points higher than the Acquired Fund’s management fee (0.90%). As noted in the Prospectus, the IMST II Board considered that the Acquiring Fund’s advisor has contractually agreed to match the Acquired Fund’s fee waiver until at least March 31, 2021. In the event that the fee waiver is terminated after March 31, 2021, the IMST II Board acknowledged that the Acquiring Fund’s gross total annual Fund operating expenses (both currently and on a pro forma basis after giving effect to the Reorganization) are, or are expected to be, at least ten basis points lower than the Acquired Fund’s current gross total annual Fund operating expenses. As a result, the maximum ten basis point difference between the Acquiring Fund and Acquired Fund management fees should be offset by the fee waiver of the Acquiring Fund after the Reorganization and/or the differences in gross total annual fund operating expenses between the Funds. IMST II believes the current discussion in the “Board Considerations” section with respect to the comparison of fees and expenses is appropriate.

With respect to 3) above, as noted in the “Board Considerations” section, the IMST II Board considered that the Reorganization is expected to constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Acquired Fund and its shareholders generally are not expected to recognize gain or loss for U.S. federal income tax purposes in the Reorganization. The consequences of the Reorganization failing to qualify as a reorganization under the Code are discussed in the “Federal Income Tax Consequences” section, including that the Acquired Fund would recognize gain or loss on the transfer of its assets to the Acquiring Fund and each shareholder of the Acquired Fund that is otherwise subject to federal income tax would recognize taxable gain or loss equal to the difference between its tax basis in its Acquired Fund shares and the fair market value of the shares of the Acquiring Fund it received.

Section 15(f) of the 1940 Act

U.S. Securities and Exchange Commission October 15, 2018 Page 20

Comment #33

With respect to the Agreement between North Star and Regal regarding the ongoing payment of certain percentages of North Star’s advisory fees to Regal (the “Regal Agreement”) and the referral agreement between North Star and affiliated broker-dealers of Regal (the “Referral Agreement”) please address the following in narrative disclosure in this section:

(i)	Please disclose any other joint arrangements between Regal and North Star relating to these Agreements or otherwise and whether Regal and/or North Star or their affiliates have obtained exemptive relief relating to any of such transactions.
(ii)	Please disclose when and whether the Boards of Trustees, including the independent trustees of each Trust, have approved these agreements and how often they are reapproved by each respective Board.
(iii)	Please disclose the name of any other Fund or Trust that has these same arrangements and clarify in the last sentence the parties thereto.
(iv)	Please supplementally provide the staff with the SEC file numbers and latest filing dates for these funds (noted in the last sentence).
(v)	Please disclose in greater detail more information about the Regal Agreement, such as how North Star’s advisory fee is allocated to Regal for advisory fees not subject to the Regal Agreement.
(vi)	Please disclose the components of Mr. Tassoni’s compensation as portfolio manager of the Acquiring Fund and in his positions with the Acquired Fund. In addition, please disclose whether any part of Mr. Tassoni’s compensation at Regal is tied to his work at North Star or vice versa.
(vii)	With respect to the Regal Agreement, please disclose how the number of former Acquired Fund shareholders will be determined post-Reorganization for the purposes of determining the advisory fees to be paid under the Regal Agreement.

Response #33

(i) The Registrant clarifies to the Staff that North Star will not enter into a separate compensation arrangement with Regal with respect to the Reorganization (the Regal Agreement). The only agreement in place is the current Referral Agreement and Regal will only be compensated with respect to the Reorganization through the Referral Agreement. Specifically, pursuant to the Referral Agreement, North Star, out of its own resources, will pay Regal’s affiliated broker-dealer, Regulus Advisors LLC (“Regulus”), an ongoing fee for an indefinite term based on a percentage of the assets of the Acquiring Fund attributable to former shareholders of the Acquired Fund as if such assets are referred assets. North Star, out of its own resources, will also compensate Regulus on a portion of the assets invested in all of the NLFT II funds managed by North Star, including

U.S. Securities and Exchange Commission October 15, 2018 Page 21

the Acquiring Fund, attributable to investors previously referred by Regal and any new investors referred by Regal in the future. The Referral Agreement has been in place since February 23, 2016, with an addendum dated June 19, 2017. There are no other joint agreements or arrangements between North Star and Regal other than to share the costs of the Reorganization. The Registrant further confirms that neither Regal nor North Star or their affiliates have obtained exemptive relief relating to the Referral Agreement. Disclosure in the Prospectus has been updated as follows:

North Star also currently has the Referral Agreement in place with Regulus, an affiliated broker-dealer of Regal, whereby North Star, out of its own resources, compensates Regulus on assets attributable to shareholders referred by Regal that invest in the North Star Funds, which include the Acquiring Fund as well as the North Star Micro Cap Fund, the North Star Dividend Fund and the North Star Bond Fund. Under the Referral Agreement, North Star will compensate Regulus on a percentage of the assets of the Acquiring Fund attributable to former shareholders of the Acquired Fund invested in the combined Fund, treating such assets as referred assets, as well as on a portion of the assets invested in the North Star Funds, including the Acquiring Fund, attributable to investors previously referred by Regal and any new investors referred by Regal. The Boards of IMST II and NLFT II have not approved the Referral Agreement because they are not parties to the agreement. There are no other joint agreements or arrangements between North Star and Regal other than an agreement to share the costs of the Reorganization.

(ii) The Registrant confirms to the Staff that the Boards of Trustees, including the independent trustees of each Trust, have not approved the Referral Agreement because this is not an agreement to which either Trust or either Fund are a party. Applicable disclosure has been added to the Documents.

(iii) See the revised disclosure included in the response to (i) above.

(iv) The North Star Micro Cap Fund, the North Star Dividend Fund, the North Star Opportunity Fund and the North Star Bond Fund last filed their 485(b) on March 27, 2018, SEC Accession No. 0001580642-18-001723. The North Star Funds’ file numbers are: Securities Act Registration No. 333-174926, Investment Company Act Registration No. 811-22549, CIK 0001518042 and Series S000034503, S000040440, S000040441 and S000045834.

(v) The Registrant confirms to the Staff that North Star will not enter into the Regal Agreement.

(vi) Mr. Tassoni will be compensated directly by North Star for his role as a portfolio manager of the Acquiring Fund. Please see the revised disclosure which has been made throughout the documents in response to Accounting Comment #1. Registrant has added disclosure regarding Mr. Tassoni’s compensation as a portfolio manager of the Acquiring Fund. Please see the response to Accounting Comment #1.

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(vii) The Registrant confirms to the Staff that North Star will not enter into the Regal Agreement.

Comment #34

Please supplementally explain to the staff why you believe that no advisory relationship exists between Regal and North Star given Mr. Tassoni’s employment and duties at both companies.

Response #34

Regal will not provide advisory services to the Acquiring Fund nor will it be compensated for such services. Mr. Tassoni will serve as one of several portfolio managers of the Acquiring Fund in his capacity as an employee and supervised person of North Star and not in his capacity as an employee of Regal nor will Regal or any other person from Regal be involved with management of the Acquiring Fund. Additionally, Regal, through its affiliated broker-dealer Regulus, is only being compensated by North Star in connection with the referral of assets. Specifically, under the Referral Agreement, North Star, out of its own resources, will compensate Regulus on a percentage of the assets of the Acquiring Fund attributable to former shareholders of the Acquired Fund invested in the combined Fund, treating such assets as referred assets, as well as on a portion of the assets invested in the North Star Funds, including the Acquiring Fund, attributable to investors previously referred by Regal and any future investors referred by Regal. This arrangement does not relate to the management of the Acquiring Fund’s portfolio but rather to the referral of investors/assets. Accordingly, neither North Star nor Registrant believes that an advisory relationship does or will exist between Regal and North Star.

Comment #35

Please supplementally explain to the staff why you believe that the Regal Agreement and the Referral Agreement do not constitute unfair burdens as contemplated by Section 15(f) of the 1940 Act.

Response #35

Under Section 15(f) of the 1940 Act an “unfair burden” must not be imposed upon a fund or the shareholders as a result of a transaction or any express or implied terms, conditions or understandings applicable thereto. Consistent with the first condition of Section 15(f), neither North Star nor the NLFT II or IMST II Boards are aware of any plans to alter the structure of the NLFT II Board following the Reorganization. Further, the NLFT II Board committed to ensuring that at least 75% of the Trustees would not be “interested persons” of North Star or Regal for a period of three years after the Reorganization.

With respect to the second condition, as defined in the 1940 Act, the term “unfair burden” includes any arrangement during the two-year period after the date on which the transaction occurs whereby the investment adviser (or its predecessor or successor investment adviser) or any

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interested person of any such adviser receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company. The Registrant does not believe that any arrangement relating to the Reorganization, including the Referral Agreement, might result in the imposition of an “unfair burden” as a result of the Reorganization. This is due to the fact that North Star has agreed to enter into an expense limitation agreement that would cap the operating expenses for Class A of the Acquiring Fund at the same level as the Acquired Fund’s current expenses (after waivers) for a period from the date of the Reorganization until March 31, 2021, and also intends to implement a breakpoint on its advisory fee for the combined Fund on assets over $100 million. Additionally, North Star and Regal have agreed to bear all of the costs associated with the Reorganization and, therefore, shareholders of the Funds would not bear any such costs. Finally, North Star and Regal will not receive any fees from the combined Fund except for advisory services in the case of North Star. As noted in the Documents, under the Referral Agreement, North Star, out of its own resources, will compensate the broker-dealer on a portion of new assets invested in the combined Fund. The payment pursuant to the Referral Agreement will not come from the Fund. Accordingly, the Registrant believe that the Reorganization does not impose an unfair burden on either Fund or its shareholders.

Comment #36

In the Section 15(f) section the disclosure states, “In particular, Regal and North Star believe that North Star’s commitment to maintain the capped net operating expense ratio for Class A shares of the Acquiring Fund at the current level of the operating expenses of the Acquired Fund for a period of at least two years after the Reorganization will satisfy the requirement that no unfair burden in the form of increased compensation to any investment adviser to the Acquired Fund be imposed on the Funds and their shareholders.” Please delete this sentence. The Staff does not believe that it qualifies as no undue burden under Section 15(f) of the 1940 Act.

Response #36

The Registrant has made the requested change and deleted the sentence.

Investment Advisers—Portfolio Managers

Comment #37

Please create a paragraph with a bold caption titled “Jim Tassoni” discussing his history and credentials as a portfolio manager of the Funds. It should set out his duties for the Acquiring Fund.

Response #37

The Registrant has made the requested change. Please see the following disclosure that has been added in response to the Staff’s Comment under Acquiring Fund Portfolio Managers:

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Jim Tassoni. Jim Tassoni has over 13 years of investment experience. Mr. Tassoni is an Investment Adviser Representative of North Star and will be a portfolio manager for the combined Fund. Mr. Tassoni will remain an Investment Adviser Representative of Regal Investment Advisors where he has been since 2012. He was a portfolio manager with WCM Investment Management (“WCM”) (from May 2009 to December 2011). Prior to WCM, he was an analyst and portfolio manager with UBS Financial Services (from July 2007 to May 2009) and prior to UBS he was an analyst with Morgan Stanley (from May 2003 to July 2007).

Voting Information

Comment #38

Please briefly describe the material terms of the contract with Broadridge.

Response #38

In response to the Staff’s Comment, the Registrant has added the following language regarding the materials terms of the contract with Broadridge:

Method and Cost of Solicitation. This Proxy Statement is being sent to you in connection with the solicitation of proxies by the IMST II Board for use at the Special Meeting. The close of business on August 24, 2018, is the Record Date for determining the shareholders of the Acquired Fund entitled to receive notice of the Special Meeting and to vote, and for determining the number of shares that may be voted, with respect to the Special Meeting or any adjournment thereof. IMST II expects that the solicitation of proxies will be primarily by mail and telephone. North Star and Regal have retained Broadridge Financial Solutions, Inc. (“Broadridge”) to provide proxy services, at an anticipated cost of approximately $16,000. Pursuant to the agreement, Broadridge will manage the solicitation, including printing and mailing solicitation materials, as well as contacting shareholders via telephone. North Star and Regal will bear the costs of the Special Meeting, including legal costs, the costs of retaining Broadridge, and other expenses incurred in connection with the solicitation of proxies.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact David J. Baum at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum